                                                          Filed Pursuant to
                                                          Rule 424(b)(2)
                                                          Registration No.
                                                          333-52690

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 17, 2001)

                                 $200,000,000

                    Rochester Gas and Electric Corporation

                FIRST MORTGAGE 6.95% BONDS, DUE 2011, SERIES TT

                               ----------------

                   Interest payable on April 1 and October 1

                               ----------------

We may redeem any or all of the bonds at any time at the redemption price described herein plus accrued interest.

                               ----------------

                  PRICE 99.767% AND ACCRUED INTEREST, IF ANY

                               ----------------

                                                      Underwriting
                                           Price to   Discounts and Proceeds to
                                            Public     Commissions    Company
                                           --------   ------------- ------------
Per Bond................................   99.767%        .650%       99.117%
Total................................... $199,534,000  $1,300,000   $198,234,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the bonds to purchasers on April 6, 2001.

                               ----------------

MORGAN STANLEY DEAN WITTER

   BNY CAPITAL MARKETS, INC.

      JPMORGAN

         MELLON FINANCIAL MARKETS, LLC

April 4, 2001

                               TABLE OF CONTENTS

                           Prospectus Supplement                            Page
                           ---------------------                            ----
Forward-Looking Statements.................................................  S-3
Summary....................................................................  S-4
Use of Proceeds............................................................  S-6
Recent Developments........................................................  S-6
Capitalization.............................................................  S-7
Selected Consolidated Financial Data.......................................  S-8
Management's Discussion and Analysis of Results of Operations..............  S-9
Business................................................................... S-13
Description of the Bonds................................................... S-15
Underwriters............................................................... S-19
Legal Matters.............................................................. S-20
Experts.................................................................... S-20

                                Prospectus                                  Page
                                ----------                                  ----
About This Prospectus......................................................   2
Where You Can Find More Information........................................   3
Forward-Looking Statements.................................................   4
The Company................................................................   5
Ratio of Earnings to Fixed Charges.........................................   5
Application of Proceeds....................................................   5
Description of the Debt Securities.........................................   6
 New Mortgage Bonds........................................................   6
 New Unsecured Notes.......................................................   9
Legal Opinions.............................................................  12
Experts....................................................................  12
Plan of Distribution.......................................................  12

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making any offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement and the information contained in the accompanying prospectus is current only as of the date of the accompanying prospectus.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement contains and incorporates by reference statements which are not historic fact and which can be classified as forward-looking. These statements can be identified by the use of certain words which suggest forward-looking information, such as "believes," "will," "expects," "projects," "estimates" and "anticipates". They can also be identified by the use of words that relate to future goals or strategies. In addition to the assumptions and other factors referred to specifically in connection with the forward-looking statements, some of the factors that could have a significant effect on whether the forward-looking statements ultimately prove to be accurate include:

  . uncertainties related to the regulatory treatment of our nuclear generation facilities including the proposed sale of our interest in the Nine Mile Point Two nuclear generating facility;

  . any state or federal legislative or regulatory initiatives (including the results of negotiations between us and the New York Public Service Commission (the PSC) regarding certain gas restructurings) that affect the cost or recovery of investments necessary to provide utility service in the electric and natural gas industries. Such initiatives could include, for example, changes in the regulation of rate structures or changes in the speed or degree to which competition occurs in the electric and natural gas industries;

  . any changes in our ability to recover environmental compliance costs through increased rates;

  . the determination in the nuclear generation proceeding initiated by the PSC, including any changes in the regulatory status of nuclear generating facilities and their related costs, including recovery of costs related to spent fuel and decommissioning;

  . fluctuations in energy supply and demand and market prices for energy, capacity and ancillary services;

  . any changes in the rate of industrial, commercial and residential growth in our service territory;

  . the development of any new technologies which allow customers to generate their own energy or produce lower cost energy;

  .  any unusual or extreme weather or other natural phenomena;

  .  the timing and extent of changes in commodity prices and interest rates;

  . any adverse impact on us from the operations of RGS Energy Group, Inc. and its other subsidiaries;

  . risks associated with the proposed merger of RGS Energy Group, Inc. with and into Eagle Merger Corp., a New York corporation that will be a subsidiary of Energy East Corporation at the effective time of the merger, and, if the merger is completed, the integration of RGS and Energy East; and

  . any other considerations that may be disclosed from time to time in our publicly disseminated documents and filings.

                                    SUMMARY

   In this prospectus supplement and the accompanying prospectus, the words "company," "we," "our," "ours," and "us" refer to Rochester Gas and Electric Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. The following summary contains basic information about this offering. It may not contain all the information that is important to you. The "Description of the Bonds" section of this prospectus supplement and the "Description of the Debt Securities" section in the accompanying prospectus contain more detailed information regarding the terms and conditions of the bonds.

                                  THE COMPANY

   Rochester Gas and Electric Corporation was formed in 1904 and is engaged principally in the business of generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. We produce and distribute electricity and distribute gas in parts of nine New York counties including and surrounding the City of Rochester.

   The service area for our regulated business has a population of approximately one million and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, it includes a substantial suburban area with commercial growth and a large and prosperous farming area. A majority of the industrial firms in our service area manufacture consumer goods. Many of our industrial customers are nationally known, such as Xerox Corporation, Eastman Kodak Company, Bausch & Lomb Incorporated and Delphi Automotive Systems, Inc.

   On August 2, 1999, all of our outstanding shares of common stock were exchanged on a share-for-share basis for shares of RGS Energy Group, Inc. and we became a subsidiary of RGS. We continue to have non-voting preferred stock outstanding. In connection with the restructuring, our subsidiaries that were conducting unregulated businesses became subsidiaries of RGS. The mortgage bonds offered by this prospectus and applicable prospectus supplements are not obligations of and are not guaranteed by RGS or any of its other subsidiaries.

   On February 20, 2001, RGS announced that its board of directors and the board of directors of Energy East Corporation, a New York corporation, approved and adopted a merger agreement that contemplates the merger of RGS with and into Eagle Merger Corp., a New York corporation which will be a wholly owned subsidiary of Energy East at the effective time of the merger. Eagle Merger Corp. will be the corporation surviving the merger and, at the effective time, will change its name to "RGS Energy Group, Inc." At the effective time of the merger, RGS will become a direct wholly owned subsidiary of Energy East and, accordingly, we will become an indirect wholly owned subsidiary of Energy East.

   The mailing address of our executive office is 89 East Avenue, Rochester, New York 14649 and our telephone number is (716) 546-2700.

                                  THE OFFERING

 Bonds Offered....................  $200,000,000 in principal amount of First
                                    Mortgage 6.95% Bonds, due 2011, Series TT

 Maturity Date....................  April 1, 2011

 Issue Price......................  99.767% of par plus accrued interest, if any, from the issue date of the bonds

 Interest Rate....................  6.95% per year

 Interest Payment Dates...........  April 1 and October 1, beginning on October
                                    1, 2001. Interest will accrue from the
                                    issue date of the bonds.

 Ranking..........................  The bonds will be secured equally and ratably with our other mortgage bonds by a
                                    valid and direct first mortgage on
                                    substantially all of our property (except
                                    accounts receivable and cash), subject to
                                    excepted encumbrances, reservations,
                                    contracts and exceptions which we do not
                                    consider material to the operation of the
                                    property. The bonds are not obligations of
                                    or guaranteed by RGS or any of its other
                                    subsidiaries.

 Redemption.......................  We may redeem some or all of the bonds at any time at the redemption price described
                                    in the "Description of the Bonds" section
                                    under the headings "Optional Redemption"
                                    and "Limited Redemption," plus accrued
                                    interest to the date of redemption.

 Use of Proceeds..................  We will use the proceeds of the bonds to redeem $100,000,000 of our outstanding
                                    First Mortgage 9 3/8% Bonds, due 2021,
                                    Series PP, to repay outstanding short term
                                    indebtedness and for additional capital
                                    expenditures or general corporate purposes.

                                USE OF PROCEEDS

   We anticipate our net proceeds from the sale of the bonds will be $195.9 million after deducting underwriting discounts and commissions and estimated offering expenses of $2.3 million (which includes $2.0 million of mortgage recording taxes). We intend to use the net proceeds for the redemption of $100 million of our outstanding First Mortgage 9 3/8% Bonds, due 2021, Series PP and the repayment of our outstanding short term indebtedness. Any remaining proceeds will be used for additional capital expenditures or for general corporate purposes.

                              RECENT DEVELOPMENTS

   The board of directors of RGS Energy Group, Inc. and Energy East Corporation have approved and adopted a merger agreement that contemplates the merger of RGS with and into Eagle Merger Corp., which will be a wholly owned subsidiary of Energy East at the effective time of the merger. Eagle Merger Corp. will be the corporation surviving the merger and, at the effective time, will change its name to "RGS Energy Group, Inc." At the effective time of the merger, RGS will become a direct wholly owned subsidiary of Energy East and, accordingly, we will become an indirect wholly owned subsidiary of Energy East.

   Because we are a subsidiary of RGS, our assets, liabilities and operations will not be affected by the merger. Accordingly, the bonds, the mortgage securing the bonds, the other mortgage bonds issued under the mortgage and the assets subject to the mortgage will not be affected by the merger.

   RGS currently anticipates that the merger will be completed in the first quarter of 2002. The completion of the merger is contingent on, among other things, the receipt of a number of regulatory approvals and the approvals of the shareholders of RGS and Energy East. RGS and Energy East anticipate that all required regulatory approvals can be obtained prior to the end of the first quarter of 2002, however, there are no assurances that any or all of the required regulatory approvals will be obtained. Also, there are no assurances that the merger will be completed even if all the regulatory approvals are obtained. Moreover, the terms of any regulatory approval that will be required in connection with the proposed merger cannot be predicted and it is possible that such terms could have an adverse impact on our rate structure or our ability to recover costs.

                                CAPITALIZATION

   The following table sets forth our debt and equity capitalization as of December 31, 2000 (i) on a historical basis and (ii) adjusted to give effect to this offering of bonds and the application of our estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                                   December 31, 2000
                                           ----------------------------------
                                                Actual        As Adjusted(1)
                                           ----------------  ----------------
                                                (Thousands of dollars)
Long term debt(2)......................... $  791,835  49.1% $  691,835  40.4%
Bonds offered hereby......................        --    --      200,000  11.7
Preferred stock subject to mandatory
 redemption...............................     25,000   1.6      25,000   1.5
Preferred stock redeemable at the option
 of the Company...........................     47,000   2.9      47,000   2.7
Common shareholder's equity...............    749,264  46.4     749,264  43.7
                                           ---------- -----  ---------- -----
  Total Capitalization.................... $1,613,099 100.0% $1,713,099 100.0%
                                           ========== =====  ========== =====
Short term debt........................... $   98,000        $      --
                                           ==========        ==========

--------
(1) As adjusted for the new bonds offered hereby, the redemption of $100 million of the Company's outstanding First Mortgage 9 3/8% Bonds, due 2021, Series PP and the repayment of $98 million of short term debt.

(2) Excludes $4.2 million of long term debt due within one year and excludes the long term liability payable to the Department of Energy for nuclear waste disposal ($97.3 million).

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following summary historical financial data is derived from our audited consolidated financial statements. You should read the financial data presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management's discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into the accompanying prospectus.

                                                       As of or for the
                                                    Year Ended December 31
                                              ----------------------------------
                                               2000   1999   1998   1997   1996
                                              ------ ------ ------ ------ ------
                                               (In millions, except ratios and
                                                      per share values)
Statement of Operations:
Operating revenues..........................  $1,044 $1,090 $1,033 $1,037 $1,054
Operating income............................  $  147 $  141 $  128 $  145 $  149
Interest charges............................  $   61 $   57 $   46 $   51 $   57
Net income..................................  $   96 $   95 $   94 $   95 $   98

Balance Sheet Data:
Total assets................................  $2,451 $2,403 $2,453 $2,268 $2,361
Long-term debt and preferred stock subject
 to mandatory redemption (excluding current
 portion)...................................  $  817 $  821 $  783 $  622 $  692
Preferred stock redeemable at the option of
 the Company................................  $   47 $   47 $   47 $   47 $   67
Common stock equity.........................  $  749 $  755 $  783 $  808 $  787
Book value per share........................  $21.71 $21.00 $20.94 $20.80 $20.24

Other Data:
Depreciation and amortization...............  $  112 $  117 $  116 $  117 $  106
Construction expenditures...................  $  143 $  108 $  114 $   88 $  121
Ratio of earnings to fixed charges (times)..    3.23   3.49   3.97   3.76   3.59

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF RESULTS OF OPERATIONS

Glossary and Abbreviations

   As used in this prospectus supplement, the following terms and abbreviations have the meanings set forth below:

 BTU................ British Thermal Unit. The amount of heat required to raise the temperature of one pound of water one degree
                     Fahrenheit at 60 degrees Fahrenheit.

 Cooling degree      A measure that quantifies the extent to which the daily
  days.............. outdoor average temperature exceeds a base of 65 degrees
                     Fahrenheit. One-degree day is counted for each degree-day
                     falling above the assumed base for each calendar day.

 Electric            Competitive Opportunities Case Settlement among RG&E, PSC
  Settlement........ and other parties which provides the framework for the development of competition in the electric energy
                     marketplace through June 30, 2002.

 FERC............... Federal Energy Regulatory Commission.

 Ginna Plant........ Ginna Nuclear Plant which is wholly owned by RG&E.

 Heating degree      A measure that quantifies the extent to which the daily
  day............... outdoor average temperature falls below a base of 65 degrees Fahrenheit. One-degree day is counted for each
                     degree-day falling below the assumed base for each
                     calendar day.

 Nine Mile Two...... Nine Mile Point Nuclear Plant Unit No. 2 of which we own a 14% share.

 NYISO.............. New York Independent System Operator.

 NYPA............... New York Power Authority.

 NRC................ Nuclear Regulatory Commission.

 PSC................ New York State Public Service Commission.

Introduction

   The following is management's assessment of certain significant factors affecting our operations over the past three years. You should read the information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the complete management's discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into the accompanying prospectus.

2000 Compared to 1999

   Operating Revenues and Sales. Our increased electric revenues in 2000 reflect higher revenues from the sale of energy to other electric utilities. Revenues from these sales were up $48.2 million due to higher market prices, coupled with an increase in energy kilowatt-hour sales. Fluctuations in revenues from electric sales to other utilities are generally related to our customer energy requirements, the wholesale energy market, availability of transmission, and the availability of electric generation from our facilities.

   Partially offsetting the favorable results of energy sales to other utilities was a drop of $25.2 million in 2000 from a combination of electric revenues from regulated retail electric sales and electric sales to energy marketers reflecting a June 1999 unbilled electric revenue adjustment of $7.1 million (see "1999 Compared to 1998"), unfavorable weather conditions for air conditioning load during the summer of 2000 which was nearly 40% colder than a year earlier based on cooling degree days, and electric base rate reductions effective July 1, 1999 and July 1, 2000.

   A drop in commercial and industrial regulated electric unit sales reflects, in part, the opening of the electric market under the terms of our Electric Settlement. We, however, sell electric energy, as well as distribution services, to qualified energy marketers in our franchise territory which has the effect of increasing wholesale sales to energy marketers. Included in our electric operating revenues for 2000 are $99.5 million of revenues from electric sales to energy marketers and $73.6 million of revenues from wholesale sales to other utilities.

   Regulated gas margins (revenues less cost of purchased gas) were down about $1.3 million in 2000. Gas revenues in 2000 reflect a $1.4 million rate reduction pursuant to the terms of a gas rates and restructuring proposal. In addition, the favorable effect of increased gas spaceheating sales resulting, in part, from 5.6 percent cooler weather (based on heating degree days) for the year was offset by the effects of a June 1999 unbilled gas revenue adjustment of $6.1 million (see "1999 Compared to 1998").

   Gas revenues from therms of gas sold and transported for the regulated business were $32.2 million in 2000 compared with $21.2 million in 1999. The transportation of gas for customers who are able to purchase natural gas from sources other than us is an important component of our marketing mix. In 2000, our small customer aggregate transportation market appeared as a significant addition to our marketing mix. Our facilities are used to distribute this gas, which in total amounted to 24.0 million dekatherms in 2000 and 20.0 million dekatherms in 1999. These purchases by eligible customers have caused decreases in our retail gas customer revenues, with offsetting decreases in purchased gas expenses and, in general, do not adversely affect earnings because transportation customers are billed at rates which, except for the cost of buying gas and transporting it to our city gate, are the same as the rates charged to our retail gas service customers. Moreover, under the current regulatory environment, we do not earn a return on the gas commodity we acquire for distribution. Gas supplies transported in this manner are not included in our retail therm sales, depressing reported gas sales to such retail customers.

   Operating Expenses. Higher regulated electric fuel expenses during 2000 reflect increased purchased electricity costs driven by an increase in the cost per unit purchased, hedging activities, the effect of decreased generation availability from the Nine Mile Two nuclear plant primarily due to a scheduled refueling in 2000, and the absence of generation from the Oswego Generating Facility which was closed in August 1999. The cost of purchased power may fluctuate depending on the availability of electric generation from our facilities, the wholesale energy market and the total availability of energy, and the availability of transmission facilities. Since July 1996, our shareholders have assumed the full benefits and detriments realized from actual electric fuel costs and generation mix compared with PSC-approved forecast amounts. We normally purchase electric power to supplement our own generation when needed to meet load or reserve requirements and when such power is available at a cost lower than our production cost.

   The cost of gas purchased for resale increased in 2000 driven mainly by the rise in the commodity cost of gas. Our regulated gas tariffs include a monthly gas adjustment clause which allows us to recover pipeline and storage capacity costs and the commodity cost of gas purchased for our customers. On an annual basis, we reconcile the costs collected through the monthly gas adjustment clause and the actual gas costs for the prior twelve months. As stated above, we do not earn a return on the gas capacity and commodity we acquire for distribution to our customers.

   The increase in non-fuel operating expenses in 2000 includes an increase of $18.4 million for electric transmission and wheeling charges related to the implementation of the NYISO, increased regulatory amortization associated with the closing of Oswego Station ($5.2 million) and an accrual for site remediation costs ($3.9 million). These increases were offset by an $8.0 million drop in our welfare expense associated with the performance of pension assets, lower expenses in 2000 due to an increase in 1999 ($7.1 million) of our reserve for uncollectible accounts, the absence of Y2K expenses ($4.8 million), a one-time refund of NYISO start-up costs ($4.5 million), and the reversal of a $3.0 million liability established in 1999 for Nine Mile Two inventory losses due to the currently anticipated sale of Nine Mile Two ($6.0 million).

   The financial results for 2000 resulted in the establishment of reserves totaling $18.3 million in accordance with the terms of our Electric Settlement. These reserves are comprised of a $16.3 million reserve based on the provisions of a return on equity test pursuant to the Electric Settlement and a $2.0 million reserve for estimated property tax savings. These reserves are reflected in non-fuel operating expenses.

   Our depreciation expense for 2000 reflects a decrease in regulated depreciation mainly associated with the retirement of certain of our generating plant facilities in 1999.

   Local, state and other taxes declined during 2000 mainly as a result of lower regulated revenues, a lower gross receipts tax, elimination of the excess dividends tax effective January 1, 2000, and lower property taxes resulting from the retirement of certain of our generating facilities in 1999 as mentioned in the previous paragraph. Partially offsetting the reduction in these taxes was the imposition of new state income taxes that totaled $10.0 million in 2000.

   The difference in income tax expense during 2000 is attributable mainly to differences in pretax earnings, a reclassification of the state gross receipts tax to state income tax and a true-up of both federal and state income tax for a new state income tax effective January 1, 2000.

   Other Statement of Income Items. The change in non-operating income taxes during 2000 results from variances in non-operating earnings before income taxes and a true-up of both federal and state income tax for the new state income tax effective January 1, 2000 as discussed in the previous paragraph.

   The change between 2000 and 1999 in our Other Income and Deductions, Other--net reflects reduced expenses in 2000 associated with our management performance awards ($4.8 million). Compared with a year earlier, the change in 2000 also reflects the effect of income in 1999 resulting primarily from the gain on the disposal of property ($2.8 million).

   The increase in interest expense reflects the interest on $100 million of first mortgage bonds issued in October 1999. Higher other interest expenses are due mainly to interest costs associated with our annual gas supply reconciliation adjustments and interest on security deposits provided by certain energy marketers. Partially offsetting this increase in interest expense was a reduction of our interest expense on short-term debt.

1999 Compared to 1998

   Operating Revenues and Sales. Increased electric revenues in 1999 reflect increased demand for air conditioning usage resulting from summer weather that was 25% warmer than during 1998 (on a cooling degree day basis). This increase in revenues was partially offset by a base rate reduction pursuant to the terms of the Electric Settlement and lower regulated electric sales due largely to our reduced capacity to sell power to other electric utilities because of a refueling and in-service inspection outage at the Ginna Plant and an unscheduled 30-day outage at Nine Mile Two. Regulated sales and revenues for 1999 compared to 1998 also reflect a one-time adjustment to reflect a change in the estimating process for unbilled sales and revenues. This adjustment increased regulated electric revenues by $7.1 million and increased regulated gas revenues by $6.1 million. Regulated electric sales increased by 74,000 megawatt-hours and regulated gas sales were higher by 7,610,000 therms as a result of this one-time adjustment. Included in our electric operating revenues for 1999 are $65.2 million of revenues from electric sales to energy marketers and $25.3 million of revenues from wholesale sales to other utilities. Revenues in 1999 from energy marketers were up $50.2 million compared with 1998 reflecting the opening of the electric marketplace and increased sales of electricity and distribution services. Revenues from the sales of electric energy to other utilities dropped $3.7 million from 1998 due mainly to the unavailability of our generating plants as discussed above, partially offset by an increase in the average revenue per unit sold.

   Regulated gas margins (revenues less cost of purchased gas) were up over $12.0 million, reflecting 11 percent cooler weather (based on heating degree days) for the year and the change in unbilled sales methodology discussed above. Therms of gas sold and transported for the regulated business were up
10.7 percent in 1999.

   Operating Expenses. Higher regulated electric fuel expenses reflect increased purchased electricity costs that were driven by a combination of lower generation from the Ginna Plant, hydro plants, and the closing of our Beebee Station on April 30, 1999, coupled with an increase in the cost per unit purchased. Fuel expense for electric generation was down in 1999 reflecting lower generation from our facilities. Despite an increase in retail regulated gas therm sales, gas purchased for resale expense declined in 1999 reflecting a lower average cost per unit due, in part, to a reduction in pipeline costs.

   The decrease in non-fuel operating expenses includes a $4.8 million drop in our welfare expense from 1998 due mainly to the performance of pension assets and a change in the discount rate used to value the aggregate pension liability, elimination in the first quarter of 1999 of property insurance and storm reserves no longer required totaling $2.1 million, lower non-fuel net expenses of $1.5 million associated with Ginna Plant refueling outages, a decrease of $2.8 million relating to the completion in 1998 of the amortization of costs of our billing system, insurance dividends of $1.8 million, and lower employee performance incentive program costs of $1.1 million. Offsetting these declines was a June 1999 increase in the allowance for uncollectible accounts of approximately $7.1 million to better match our actual collection history, the establishment in the fourth quarter of 1999 of a $3.0 million liability for anticipated Nine Mile Two inventory losses due to a change in the expected ownership of that facility, and increased Y2K costs of $6.0 million.

   Depreciation expense in 1999 includes an incremental one-time charge in the second quarter of approximately $2.1 million associated with the closing of Beebee Station in April 1999.

   Local, state and other taxes declined in 1999 compared to 1998 reflecting a New York State use tax audit refund, lower tax rates for state and local revenue taxes, and lower assessments for property taxes. These results were partially offset by higher unbilled revenue taxes resulting from an increase in unbilled revenues.

   The difference in federal income tax expense reflects pre-tax earnings and the settlement of audits in 1998 and a $4.8 million increase in the 1999 tax reserve related to disputed tax issues.

   Other Statement of Income Items. The change in non-operating federal income taxes results from variances in non-operating earnings before federal income taxes.

   The change between 1999 and 1998 in our Other Income and Deductions, Other--net reflects mainly the recognition of income ($17.4 million) in 1998 due to the elimination of certain pension and other post-employment benefit deferred credits and Nine Mile Two operating and maintenance expenses in accordance with the Electric Settlement. This variance in Other Income and Deductions, Other--net was partially offset by non-cash carrying charges of $8.6 million related to deferral of Kamine (Allegany Station) facility costs in 1999 for the regulated business. These carrying charges, which are primarily associated with the deferred recovery of costs associated with a settlement relating to our Kamine facility, were allowed under the Electric Settlement. In addition, expenses associated with our management performance awards decreased $4.4 million in 1999 compared with 1998.

   The increase in our interest charges reflects mainly an increase in long-term debt outstanding, resulting mainly from the Kamine settlement, and the issuance of $50 million of long term debt in December 1998. Interest expense in 1999 also reflects the interest on $100 million of first mortgage bonds issued in October 1999.

                                   BUSINESS

   Rochester Gas and Electric Corporation was incorporated in 1904 in the State of New York and is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. We produce and distribute electricity and distribute gas in parts of nine counties including and surrounding the City of Rochester. At December 31, 2000, we had 2,022 employees.

   Our service area has a population of approximately one million and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, it includes a substantial suburban area with a large and prosperous farming area. A majority of the industrial firms in our service area manufacture consumer goods. Many of our industrial customers are nationally known, such as Xerox Corporation, Eastman Kodak Company, Bausch & Lomb Incorporated and Delphi Automotive Systems, Inc.

Electric Operations

   Electric System. The total net generating capacity of our electric system is 1,033,000 kilowatts (Kw). In addition, we purchase 120,000 Kw of firm power under contract and 35,000 Kw of non-contractual peaking power from the NYPA, 150,000 Kw of a 1,000,000 Kw pumped storage plant owned by NYPA in Schoharie County, New York, and 44,000 Kw of firm power from NYPA's 821,000 Kw FitzPatrick Nuclear Power Plant near Oswego, New York. Our all time net peak load of 1,433,000 Kw occurred on July 6, 1999.

   Generating Facilities. Our four major generating facilities are two nuclear units, Ginna and our 14 percent share of Nine Mile Two, and two fossil fuel generating stations, the Russell and Allegany Stations. In terms of capacity these comprise 46%, 15%, 25% and 6%, respectively, of the Company's current electric generating system.

   Nine Mile Two, a nuclear generating unit in Oswego County, New York with a designed capability of 1,143 Mw as estimated by Niagara Mohawk, was completed and entered commercial service in Spring 1988. Niagara Mohawk is operating the unit on behalf of all owners pursuant to a full power operating license, which the NRC issued on July 2, 1987 for a 40-year term beginning October 31, 1986. Under arrangements dating from September 1975, ownership, output and cost of the project are shared by us (14%), Niagara Mohawk (41%), Long Island Power Authority (18%), New York State Electric and Gas (NYSEG) (18%) and Central Hudson Gas & Electric Corporation (Central Hudson) (9%). Under the operating Agreement, Niagara Mohawk serves as operator of Nine Mile Two, but all five cotenant owners share certain policy, budget and managerial oversight functions. We, along with Niagara Mohawk, Central Hudson and NYSEG, entered into an agreement to sell our ownership interest in Nine Mile Two to Constellation Nuclear, L.L.C. (Constellation Nuclear). Constellation Nuclear was the successful bidder in a competitive auction for the plant. The Long Island Power Authority, an 18 percent owner of Nine Mile Two, is not participating in the sale. The NRC, FERC, PSC and other regulatory bodies must approve the sale. Receipt of such regulatory approvals, in form and substance reasonably satisfactory to us, is a condition to our obligation to close the transaction. The gross and net book cost of our share of the Nine Mile Two generating facility as of December 31, 2000 were $878 million and $360 million, respectively, including $374 million of disallowed costs previously written off.

   Our Ginna Plant, which has been in commercial operation since July 1, 1970, provides 480,000 Kw of our electric generating capacity and has an operating license with an expiration date of September 18, 2009.

   We have three licensed hydroelectric generating stations (Stations 2, 5 and 26) with an aggregate capability of 47,000 Kw.

Gas Operations

   With the unbundling of interstate gas pipeline services as directed by FERC Order 636, primary responsibility for reliable natural gas has shifted from interstate pipeline companies to local distribution companies, such as us. Large industrial and commercial gas customers have had a choice of suppliers since the mid-1980s, and all other gas customers (i.e., retail) have had a choice of suppliers since November 1996. In 1998, the PSC issued a gas restructuring policy statement which concluded, among other things, that the most effective way to establish a competitive gas supply market is for gas distribution companies to cease selling gas.

   As of December 31, 2000, our daily city gate resource capability is 3,520,000 therms and its daily contracted transportation capacity is 4,401,500 therms (where one therm is equivalent to 100,000 BTUs). We experienced our maximum daily throughput of approximately 4,740,000 therms (3,910,000 therms sold to retail customers and 830,000 therms delivered for transportation customers) on January 19, 1994.

   We purchase our gas supply from numerous energy marketers under contracts containing various terms and conditions (including long-term, short-term, and daily swing or spot market), transported on both firm and interruptible pipeline transportation contracts. We acquire and deliver the most cost efficient reliable gas supply and optimize our assets by contracting for gas resources that align with our system requirements of meeting retail gas demand and balancing transportation gas supply deliveries and demand. During 2000, approximately 60% of our natural gas supply was purchased at first-of-month prices and approximately 40% was purchased on the daily spot market. We hedge our exposure to fluctuations in natural gas commodity prices through the use of storage assets and risk management.

   We distribute and sell, or transport, natural gas to a geographic territory in a nine-county area including and surrounding the City of Rochester, New York. During 2000, 43.0% of the gas we delivered was purchased by commercial, industrial, municipal and retail customers directly from energy marketers. We provided the transportation of gas on our system to these customers' premises. As our retail customers continue to migrate to energy marketers, we are terminating gas supply and transportation contracts upon expiration.

                           DESCRIPTION OF THE BONDS

   You should read the following information concerning the bonds in conjunction with the statements under "Description of the Debt Securities--New Mortgage Bonds" in the accompanying prospectus. Certain capitalized terms used herein are defined under "Description of the Debt Securities--New Mortgage Bonds" in the accompanying prospectus.

   We will issue the First Mortgage 6.95% Bonds, due 2011, Series TT (referred to herein as the "bonds") as a separate series of first mortgage bonds under our Mortgage. We will issue bonds with an aggregate principal amount of $200,000,000. We will issue the bonds in denominations of $100,000 or more in multiples of $1,000. The bonds will be New Mortgage Bonds as described in the accompanying prospectus.

   The bonds will mature on April 1, 2011. Interest on the bonds will accrue from April 6, 2001 at a rate of 6.95% per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semi-annually on April 1 and October 1 in each year, commencing October 1, 2001, and at maturity. We will make each interest payment to the persons in whose names the bonds are registered at the close of business on the March 15 or September 15 immediately preceding the interest payment date.

   We may, without the consent of the holders of the bonds, issue additional bonds having the same ranking and the same interest rate, maturity and other terms as the bonds. Any additional bonds having similar terms, together with the bonds, will constitute a single series of bonds under the Mortgage.

   We will issue the bonds in the form of one or more global securities, which will be deposited with The Depository Trust Company ("DTC") and registered in the name of DTC's nominee, Cede & Co.

Optional Redemption

   We will have the option to redeem the bonds, in whole or in part, at a redemption price equal to the greater of:

  .  100% of the principal amount of bonds being redeemed; or

  . the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 30 basis points, as calculated by an Independent Investment Banker;

plus, in either of the above cases, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means, with respect to any Redemption Date:

  . the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

  . if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue

     (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

   "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

   "Reference Treasury Dealer" means:

  . each of Morgan Stanley & Co. Incorporated, BNY Capital Markets, Inc., Chase Securities Inc. and Mellon Financial Markets, LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  .  any other Primary Treasury Dealer selected by us.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

   We will mail a notice of redemption at least 30 days but not more than 90 days before the redemption date to each holder of bonds to be redeemed. If we elect to partially redeem the bonds, the trustee will select in a fair and appropriate manner the bonds to be redeemed.

   Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the bonds or portions thereof called for redemption.

Limited Redemption

   We may also redeem the bonds at a special redemption price of 100% of the principal amount of the bonds redeemed plus interest thereon to the date of redemption as follows:

  . as a whole or from time to time in part, from cash deposited in the Sinking and Improvement Fund or the Maintenance Fund as described in the accompanying prospectus;

  . as a whole, upon the release from the lien of the Mortgage or the taking by eminent domain of all or substantially all of the mortgaged property;
  or

  . as a whole, upon any governmental acquisition of all of our outstanding common stock.

Book-Entry System, Form and Delivery

   DTC (the "Depositary") is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal

Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

   According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

   Purchases of the bonds under the Depositary's system must be made by or through direct participants, which will receive a credit for the bonds on the Depositary's records. The beneficial ownership interest of each actual purchaser of each bond is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in bonds except in the event that use of the book-entry system for the bonds is discontinued.

   To facilitate subsequent transfers, all bonds deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the bonds with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the bonds; the Depositary's records reflect only the identity of the direct participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither the Depositary nor Cede & Co. will consent or vote with respect to the bonds. Under its usual procedures, the Depositary mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

   Payments of principal, interest and premium, if any, on the bonds will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the

Depositary, the underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is the responsibility of the Company or the respective trustees. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the bonds is the responsibility of direct and indirect participants in the Depositary.

   The Depositary may discontinue providing its services as securities depository with respect to the bonds at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the bonds are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

   The Company will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the bonds, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the bonds.

   The information contained herein under the caption "Description of the Bonds--Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. Neither the Company, the trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement, dated April 3, 2001 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the bonds set forth opposite their respective names below:

                                                                Principal Amount
   Name                                                             of Bonds
   ----                                                         ----------------
   Morgan Stanley & Co. Incorporated...........................   $110,000,000
   BNY Capital Markets, Inc....................................     20,000,000
   Chase Securities Inc........................................     50,000,000
   Mellon Financial Markets, LLC...............................     20,000,000
                                                                  ------------
     Total.....................................................   $200,000,000
                                                                  ============

   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the bonds is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the bonds if any are taken.

   The Underwriters initially propose to offer part of the bonds directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the bonds. Any Underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed .25% of the principal amount of the bonds. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the Underwriters.

   We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   We do not intend to apply for listing of the bonds on a national securities exchange, but have been advised by the Underwriters that they intend to make a market in the bonds. The Underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

   In order to facilitate the offering of the bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the bonds. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the bonds for their own account. In addition, to cover overallotments or to stabilize the price of the bonds, the Underwriters may bid for, and purchase, the bonds in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the bonds above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

   Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us in the ordinary course of business.

                                 LEGAL MATTERS

   The validity of the Securities will be passed upon for us by Nixon Peabody LLP, Clinton Square, Rochester, New York 14604 and for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

   The financial statements incorporated in the accompanying prospectus by reference to our combined Annual Report on Form 10-K with RGS for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                                 $400,000,000

                    Rochester Gas and Electric Corporation

                                Debt Securities

                               ----------------

   Rochester Gas and Electric Corporation (RG&E) may offer and sell up to $400,000,000 of our first mortgage bonds and unsecured notes in one or more series. We will establish the terms of these debt securities at the time we offer them.

   We will issue a prospectus supplement for each offering of debt securities that will describe the designation, principal amount, interest rate, interest payment dates, maturity date or dates, public offering price, any redemption terms and any other specific terms of the series of debt securities being offered.

   We may offer and sell our debt securities through underwriters, through dealers, through agents, or directly to one or more institutional purchasers.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------



               The date of this Prospectus is January 17, 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   2
Where You Can Find More Information........................................   3
Forward-Looking Statements.................................................   4
The Company................................................................   5
Ratio of Earnings to Fixed Charges.........................................   5
Application of Proceeds....................................................   5
Description of the Debt Securities.........................................   6
  New Mortgage Bonds.......................................................   6
  New Unsecured Notes......................................................   9
Legal Opinions.............................................................  12
Experts....................................................................  12
Plan of Distribution.......................................................  12

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a "shelf" registration process. By using this process, we may offer up to a total dollar amount of $400,000,000 of our debt securities in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide you with a supplement to this prospectus that will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under "Where You Can Find More Information."

   References in this prospectus to the terms "we", "us" or other similar terms mean Rochester Gas and Electric Corporation, unless the context clearly indicates otherwise.

   You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement (including any pricing supplement). We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We file such reports, proxy statements and other information through the Commission's Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the Commission's Web site (http://www.sec.gov). You may read and copy such material at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at the Commission's New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and at its Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Section by calling the Commission at 1-800-SEC-0330.

   The Commission allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be an important part of this prospectus and should be read with the same care. Information that we file later with the Commission that is incorporated by reference into this prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the Commission to the extent that they relate to us:

  . The combined Annual Report filed by RGS Energy Group, Inc. (RGS) and RG&E on Form 10-K for the year ended December 31, 1999;

  . The combined Quarterly Reports filed by RGS and RG&E for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000; and

  . The combined Current Reports filed by RGS and RG&E on Form 8-K dated May
    25, 2000 and December 14, 2000.

   Any filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will also be incorporated by reference into this prospectus until the offering of the debt securities described in this prospectus is completed; provided, however, that such filings are only incorporated by reference to the extent that they relate to RG&E and we are not incorporating by reference any information furnished under
Item 9 of any Current Report on Form 8-K. We are not incorporating by reference the portion of any filing that relates to RGS and its subsidiaries other than us, and we make no representation with respect to such information.

   This prospectus is part of a registration statement we have filed with the Commission relating to our debt securities. As permitted by the Commission's rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Commission. You should read the registration statement and the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the Commission's Public Reference Section or through its Web site.

   You may obtain a free copy of our filings with the Commission by writing or calling us at our principal executive offices. Requests for copies should be directed to Manager, Investor Relations, Rochester Gas and Electric Corporation, 89 East Avenue, Rochester, New York 14649 at telephone number
(716) 724-8176.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains and incorporates by reference statements which are not historic fact and which can be classified as forward-looking. These statements can be identified by the use of certain words which suggest forward-looking information, such as "believes," "will," "expects," "projects," "estimates" and "anticipates". They can also be identified by the use of words that relate to future goals or strategies. In addition to the assumptions and other factors referred to specifically in connection with the forward-looking statements, some of the factors that could have a significant effect on whether the forward-looking statements ultimately prove to be accurate include:

  . uncertainties related to the regulatory treatment of our nuclear generation facilities including the proposed sale of our interest in the Nine Mile Point Two nuclear generating facility;

  . any state or federal legislative or regulatory initiatives (including the results of negotiations between us and the New York Public Service Commission (the PSC) regarding certain gas restructurings) that affect the cost or recovery of investments necessary to provide utility service in the electric and natural gas industries. Such initiatives could include, for example, changes in the regulation of rate structures or changes in the speed or degree to which competition occurs in the electric and natural gas industries;

  . any changes in our ability to recover environmental compliance costs through increased rates;

  . the determination in the nuclear generation proceeding initiated by the PSC, including any changes in the regulatory status of nuclear generating facilities and their related costs, including recovery of costs related to spent fuel and decommissioning;

  . fluctuations in energy supply and demand and market prices for energy, capacity and ancillary services;

  . any changes in the rate of industrial, commercial and residential growth in our service territory;

  . the development of any new technologies which allow customers to generate their own energy or produce lower cost energy;

  . any unusual or extreme weather or other natural phenomena;

  . the timing and extent of changes in commodity prices and interest rates;

  . any adverse impact on us from the operations of RGS Energy Group, Inc.
    and its other subsidiaries; or

  . any other considerations that may be disclosed from time to time in our publicly disseminated documents and filings.

                                  THE COMPANY

   Rochester Gas and Electric Corporation was formed in 1904 and is engaged principally in the business of generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. We produce and distribute electricity and distribute gas in parts of nine New York counties including and surrounding the City of Rochester.

   The service area for our regulated business has a population of approximately one million and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, it includes a substantial suburban area with commercial growth and a large and prosperous farming area. A majority of the industrial firms in our service area manufacture consumer goods. Many of our industrial customers are nationally known, such as Xerox Corporation, Eastman Kodak Company, Bausch & Lomb Incorporated and Delphi Automotive Systems, Inc.

   On August 2, 1999, all of our outstanding shares of common stock were exchanged on a share-for-share basis for shares of RGS Energy Group, Inc.
(RGS) and we became a subsidiary of RGS. We continue to have non-voting preferred stock outstanding. In connection with the restructuring, our subsidiaries that were conducting unregulated businesses became subsidiaries of RGS. The debt securities offered by this prospectus and applicable prospectus supplements are not obligations of and are not guaranteed by RGS or any of its other subsidiaries.

   The mailing address of our executive office is 89 East Avenue, Rochester, New York 14649 and our telephone number is (716) 546-2700.

                      RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for the last five years and for the twelve months ended September 30, 2000 are as follows:

                                 Twelve Months
                                     Ended       Year Ended December 31,(1)
                                 September 30, -------------------------------
                                     2000      1999  1998  1997  1996  1995(2)
                                 ------------- ----- ----- ----- ----- -------
Ratio of earnings to fixed
 charges(1).....................     3.44x     3.49x 3.97x 3.76x 3.59x  2.80x

--------
(1) Earnings are defined as pretax income from continuing operations to which fixed charges have been added. Fixed charges are defined in this ratio as:
    (i) interest charges on long-term debt, short-term debt and Department of Energy liability for nuclear waste disposal; (ii) amortization of debt premium and expense; and (iii) interest amounts included in rental agreements.
(2) Excluding the effect of regulatory disallowances charged to current period earnings, the ratio of earnings to fixed charges for 1995 would be 3.19x.

                            APPLICATION OF PROCEEDS

   Unless we state otherwise in any prospectus supplement, we will use the net proceeds from the sale of the debt securities being offered:

  . to finance our ongoing construction program;

  . to repay short-term debt or maturing securities;

  . to redeem or purchase outstanding preferred stock or debt securities; or

  . for general corporate purposes.

   If we do not use the net proceeds immediately, we may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                      DESCRIPTION OF THE DEBT SECURITIES

   The debt securities that may be offered by this prospectus and applicable prospectus supplements will consist of our first mortgage bonds (New Mortgage Bonds) and unsecured notes (New Unsecured Notes). Some or all of the New Mortgage Bonds may be designated as secured medium-term notes.

   This section summarizes the material terms that will apply generally to the New Mortgage Bonds and the New Unsecured Notes. Each particular debt security will have financial and other terms specific to it, and the specific terms of each security will be described in the applicable prospectus supplement. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and may modify or replace the general terms described in this section. The statements we make in this section may not apply to your debt security.

   The specific legal terms of your debt security are contained in the debt security itself, the Mortgage or Indenture (as such terms are described in the sections below) and any supplemental indentures to the Mortgage or Indenture, as applicable. The following discussion is a summary only and is qualified in its entirety by the specific legal terms contained in the applicable governing documents. See "Where You Can Find More Information" on page 3 for information on how to obtain a copy of the applicable governing documents.

New Mortgage Bonds

   General. The New Mortgage Bonds will be issued under a General Mortgage, dated September 1, 1918, between RG&E and Bankers Trust Company, as Trustee (the Trustee), as previously amended and supplemented and as to be further amended and supplemented by one or more supplemental indentures relating to such New Mortgage Bonds (herein collectively called the "Mortgage").

   All of the Mortgage Bonds issued and to be issued under the Mortgage, including any Mortgage Bonds designated as secured medium-term notes, are hereinafter referred to as the "Mortgage Bonds."

   The New Mortgage Bonds will be in a principal amount, mature, bear interest and have other specific terms as set forth in the prospectus supplement accompanying this prospectus. Interest on New Mortgage Bonds will accrue from, and be payable semi-annually on, the dates set forth in such prospectus supplement. When New Mortgage Bonds are issued, they will be signed by us and authenticated by the Trustee or an authentication agent appointed by the Trustee.

   Redemption Provisions. Redemption provisions for the New Mortgage Bonds will be set forth in the prospectus supplement offering the New Mortgage Bonds.

   Form and Exchange. The New Mortgage Bonds will be in fully registered form in denominations of $1,000 and any multiple thereof, without coupons, and may be exchanged for other New Mortgage Bonds of the same series of other authorized denominations with the same interest rate, maturity and other terms in each case for a like aggregate principal amount, without charge to the holders thereof other than for any tax or taxes or other governmental charges.

   Security and Priority. The New Mortgage Bonds will be secured equally and ratably with other Mortgage Bonds issued under the Mortgage by a valid and direct first mortgage on substantially all of our property (except accounts receivable and cash), subject to excepted encumbrances, reservations, contracts and exceptions which we do not consider material to the operations of the property. The Mortgage provides for the subjection of after-acquired property (subject to pre-existing liens) to the lien thereof. The New Mortgage Bonds are not obligations of or guaranteed by RGS or any of its other subsidiaries.

   Sinking and Improvement Fund. While any Mortgage Bonds issued under the Mortgage are outstanding, we will, on or before June 30 of each year, deposit $333,540 with the Trustee. Instead of depositing cash, we may certify bondable value of property additions (on the basis of 60% thereof) or apply the principal amount of prior liens or charges and Mortgage Bonds issued under the Mortgage which might then be made the basis for the issuance of Mortgage Bonds under the Mortgage. Cash so deposited with the Trustee may be withdrawn or used as provided in the Mortgage to purchase or redeem Mortgage Bonds, or to reimburse us for up to 60% of the cost or fair value of property which might otherwise be made the basis of issuance of Mortgage Bonds or withdrawal of cash. If on any December 31 the Trustee holds $250,000 or more so deposited, such cash must be used to purchase or redeem Mortgage Bonds.

   Maintenance Fund. If the aggregate amount applied by us subsequent to December 31, 1948 for property additions does not, as of the end of each year, equal the aggregate of the minimum provision for depreciation for the years since that date, we are required to deposit cash with the Trustee to make up any deficiency (less certain optional credits). Any cash thus deposited may be used, among other things, to redeem Mortgage Bonds. The minimum provision for depreciation for each year is 2 1/4% of the depreciable utility property at the beginning of the year. As of December 31, 1999, property additions acquired after 1948 exceeded the aggregate of the minimum provision for depreciation by approximately $2.03 billion. This excess, even if not increased by future property additions and assuming a maximum life of 30 years for any given series of New Mortgage Bonds, could not be exhausted during the life of such series of New Mortgage Bonds and thus we will not be required to deposit cash to the maintenance fund during such period.

   Issuance of Additional Bonds. Additional Mortgage Bonds may be issued under the Mortgage for the following purposes:

  . to pay for up to 60% of the cost of additional property constructed or acquired on or after January 1, 1949;

  . to reimburse us for up to 60% of our expenditures made on or after January 1,1949, from income or surplus, for the construction or acquisition of additional property; or

  . to refund or replace any Mortgage Bonds issued under the Mortgage.

   Whenever property subject to a prior lien is subjected to the lien of the Mortgage, an amount of Mortgage Bonds or moneys equal to such prior lien is reserved to pay such prior lien and thereafter Mortgage Bonds may be issued or moneys withdrawn up to the amount remaining after deducting the amount of such lien from 60% of the aggregate of the expenditures for such property and the amount of such lien. As expenditures are made to pay or acquire such lien, moneys or Mortgage Bonds so reserved equal to such expenditures (but not more than the amount of such lien) are to be paid or authenticated and delivered to us. We will not certify to the Trustee property additions subject to a prior lien if thereby the principal amount of prior liens to be then outstanding will exceed 15% of the principal amount of all Mortgage Bonds then outstanding and which might then be issued.

   No additional Mortgage Bonds may be issued other than to refund or replace Mortgage Bonds unless earnings for a period of 12 months ending not earlier than 60 days prior to the application for such Mortgage Bonds, after deducting operating expenses, including taxes other than income and similar taxes, rentals, insurance, actual charges for current repairs and maintenance and an amount equal to the minimum provision for depreciation (see "Maintenance Fund") but excluding Mortgage Bond interest, sinking fund charges and amortization of utility plant account, all as set forth in the Mortgage, are equal to at least two times the total annual interest on Mortgage Bonds outstanding and to be outstanding. This ratio for the twelve months ended September 30, 2000 was 6.46x.

   At September 30, 2000, the unbonded bondable value of property additions available for use as the basis for the issuance of Mortgage Bonds was approximately $754 million. In addition, at September 30, 2000 approximately $257 million of Mortgage Bonds could be issued against Mortgage Bonds which have matured or have been redeemed. We intend to issue the New Mortgage Bonds against Mortgage Bonds which have been retired or against property additions or a combination of both.

   Release and Substitution of Property. Release of property is permitted when it is sold or exchanged if, among other conditions, it has ceased to be useful or profitable to us, we deposit not less than the fair value of the property with the Trustee or, if the property is exchanged, by subjecting to the lien of the Mortgage the property we receive in exchange for the property.

   We may under certain conditions without release sell certain disused or undesirable personal property, and surrender or assent to the modification of any franchise and certain easements for distribution purposes. We may under certain conditions without release abandon, terminate, release or change any leases and rights of way, surrender or assent to the modification of any right, franchise, license or governmental permit, and dispose of interests in poles and electric lines to certain other utilities.

   Modification or Amendment of Mortgage. We and the Trustee may enter into supplemental indentures to

  . subject to the Mortgage after-acquired property,

  . limit the amount, issue and purposes of the issue of Mortgage Bonds,

  . provide that Mortgage Bonds of any particular series may be converted into stock,

  . provide for the issue of Mortgage Bonds in certain denominations,

  . retire or redeem Mortgage Bonds, and

  . make necessary or desirable provisions not inconsistent with the Mortgage.

   The Mortgage may be modified with the consent of the holders of not less than 75% in principal amount of all Mortgage Bonds, or in case the rights of the holders of one or more, but less than all, series would be affected, then with the consent of the holders of 75% in principal amount of all series affected, provided that in no event may action affecting less than all series be effective unless approved by the majority holders of all the Mortgage Bonds, and provided that no supplemental indenture may:

  . extend the fixed maturity of the Mortgage Bonds, or reduce the rate or extend the time of payment of interest, or reduce the principal amount, or limit the right of a bondholder to institute suit for payment of principal or interest without the consent of the holder of each Mortgage Bond so affected; or

  . reduce the percentages which are required to approve any such supplemental indenture without the consent of the holders of all the Mortgage Bonds then outstanding; or

  . permit the creation of any lien prior to or equal with the lien of the Mortgage without the consent of the holders of all the Mortgage Bonds.

   Defaults. Events of default are defined as: default in the payment of principal; default for 90 days in the payment of interest; default beyond any grace period in payment of principal or interest on any outstanding prior lien Mortgage Bonds; certain events of bankruptcy, insolvency, reorganization, or similar arrangements; and default by us for 90 days after notice in the performance of any other covenant or condition in the Mortgage. The Mortgage requires us to file annually with the Trustee a Treasurer's certificate stating that we are not, to the knowledge of the signers, in default under any of the provisions of the Mortgage.

   Upon the happening of any event of default, the holders of not less than a majority in aggregate principal amount of the Mortgage Bonds secured by the Mortgage then outstanding may require the Trustee to accelerate the maturity of all such Mortgage Bonds and to take all steps necessary to enforce the rights granted by the Mortgage. The holders of not less than 76% of the aggregate principal amount of Mortgage Bonds then outstanding may direct and control the Trustee's actions in such event and, in the event of any proposed judicial sale, the holders of not less than a majority of such principal amount may cause the Trustee to sell the mortgaged property in parcels, rather than as a whole.

   If, prior to any sale of the mortgaged property, all defaults have been remedied, the holders of a majority in aggregate principal amount of all Mortgage Bonds then outstanding may waive and rescind the default and its consequences. Furthermore, the holders of not less than 75% in aggregate principal amount of all the Mortgage Bonds (or if only certain series are affected, of such series, together with the consent of the holders of at least a majority in aggregate principal amount of all the Mortgage Bonds) then outstanding may waive events of default (whether or not cured) other than the failure to pay any interest or principal due or the granting of a lien ranking equal to or prior to that granted by the Mortgage.

   The holder of any Mortgage Bond secured by the Mortgage may not institute any action to enforce the rights granted by the Mortgage unless the Trustee shall have failed to take action after request by the holders of 25% of such Mortgage Bonds and provided such holders have offered the Trustee security and indemnity satisfactory to it. Any bondholder, however, shall have the right at any time to bring an action to enforce the payments of principal and interest due on his Mortgage Bonds.

   The Trustee may not be compelled to take any action to enforce the rights granted by the Mortgage unless the bondholders requesting the Trustee to take such action have offered to it security and indemnity satisfactory to it against the cost, expenses and liabilities to be incurred thereby.

   Satisfaction and Discharge. When all Mortgage Bonds are paid or redeemed (or all outstanding Mortgage Bonds are redeemable, have been called for redemption and we have deposited money with the Trustee which is sufficient to redeem all of the outstanding Mortgage Bonds) and we have paid all charges and expenses of the Trustee, the Trustee is obligated to satisfy and cancel the Mortgage.

   Trustee under the Mortgage. In the normal course of our business, we utilize banking services offered by the Trustee under the Mortgage, Bankers Trust Company, 4 Albany Street, New York, New York 10006. Among such services may be the making of short term loans.

New Unsecured Notes

   General. The New Unsecured Notes will be issued under an Indenture to be entered into between RG&E and The Bank of New York, as Trustee, as may be amended and supplemented by one or more supplemental indentures relating to such New Unsecured Notes (herein collectively called the "Indenture").

   All of the notes issued and to be issued under the Indenture are hereinafter referred to as the "Unsecured Notes." As of the date of this prospectus, there are no Unsecured Notes outstanding.

   The New Unsecured Notes will be in a principal amount, mature, bear interest and have other specific terms as set forth in the prospectus supplement accompanying this prospectus. Interest on New Unsecured Notes will accrue from, and be payable on, the dates set forth in such prospectus supplement. When New Unsecured Notes are issued, they will be signed by us and authenticated by the Trustee or an authentication agent appointed by the Trustee.

   Redemption Provisions. Redemption provisions for the New Unsecured Notes will be set forth in the prospectus supplement offering the New Unsecured Notes.

   Form and Exchange. Unless otherwise specified in the prospectus supplement offering the New Unsecured Notes, the New Unsecured Notes will be in fully registered form in denominations of $1,000 and any multiple thereof, without coupons, and may be exchanged for other Unsecured Notes of the same series of other authorized denominations with the same interest rate, maturity and other terms in each case for a like aggregate principal amount, without charge to the holders thereof other than for any taxes or other governmental charges.

   Security and Priority. The New Unsecured Notes are unsecured obligations and will rank pari passu with all other Unsecured Notes and with all of our other unsecured and unsubordinated indebtedness. The Unsecured Notes are not obligations of or guaranteed by RGS or any of its other subsidiaries.

   Issuance of Additional Unsecured Notes. The Indenture does not contain any limitation on the issuance of additional Unsecured Notes under the Indenture. Our restated certificate of incorporation limits the aggregate amount of our unsecured notes, debentures or other securities to no more than 15% of the sum of the outstanding principal amount of our Mortgage Bonds and other securities representing secured indebtedness plus the amount of our capital and surplus. As of September 30, 2000, we would have been able to issue an additional $106 million of unsecured securities under this test.

   Amendment of the Indenture and Unsecured Notes. There are three types of amendments we can make to the Indenture and the Unsecured Notes: changes requiring approval of each holder of affected Unsecured Notes, changes requiring approval of the holders of a majority of the principal amount of the particular series of Unsecured Notes affected, and changes not requiring any approval.

   There are a number of amendments that cannot be made to Unsecured Notes without the specific approval of each holder of affected Unsecured Notes. The following is a list of those types of amendments:

  . change the stated maturity of the principal of or interest on any Unsecured Note;

  . reduce any amounts due on any Unsecured Note;

  . reduce the amount of principal payable upon acceleration of the maturity of any Unsecured Note following a default;

  . change the place or currency of payment on any Unsecured Note;

  . impair the right of the holder of an Unsecured Note to sue for payment;

  . reduce the percentage of holders of Unsecured Notes whose consent is needed to modify or amend the Indenture;

  . reduce the percentage of holders of Unsecured Notes whose consent is needed to waive compliance with provisions of the Indenture or to waive defaults; and

  . modify any other aspect of the provisions dealing with modification and waiver of the Indenture.

   The second type of amendment to the Indenture and the Unsecured Notes is the kind that requires the consent of holders of Unsecured Notes owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the Unsecured Notes. The same consent would be required for us to obtain a waiver of all or part of any covenants described in the prospectus supplement, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the Unsecured Notes in the list immediately preceding this paragraph unless we obtain the consent of the individual holder to the waiver.

   The final type of amendment does not require any approval by holders of Unsecured Notes. This type of amendment is limited to clarifications and certain other changes that would not adversely affect holders of the Securities.

   Defaults. An event of default will occur with respect to an Unsecured Note if:

  . we do not pay the principal of or any premium on an Unsecured Note on its due date;

  . we do not pay interest on an Unsecured Note within 60 days of its due date;

  . we remain in breach of a covenant of the Indenture for 90 days after we receive a notice of default stating we are in breach from either the Trustee or holders of 10% of the principal amount of Unsecured Notes of the affected series; or

  . we file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

   If an event of default has occurred with respect to a series of Unsecured Notes and has not been cured, the holders of not less than a majority in aggregate principal amount of such series may require the Trustee to accelerate the maturity of all Unsecured Notes of such series and to take all steps necessary to enforce the rights granted by the Indenture. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the Unsecured Notes of the affected series. The Indenture requires us to file annually with the Trustee an officers' certificate stating that we are not, to the best knowledge of the signers, in default under any of the provisions of the Indenture.

   Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee protection satisfactory to it from expenses and liability. If satisfactory protection is provided, the holders of 76% in principal amount of all outstanding Unsecured Notes issued under the Indenture may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These holders may also direct the Trustee in performing any other action under the Indenture.

   Holders of Unsecured Notes may not bypass the Trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the Unsecured Notes unless:

  . they give the Trustee written notice that an event of default has occurred and remains uncured;

  . the holders of 25% in principal amount of all outstanding Unsecured Notes issued under the Indenture have made a written request that the Trustee take action because of the event of default, and must have offered indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action; and

  . the Trustee has not taken action for 60 days after receiving the notice and offer of indemnity.

However, holders of Unsecured Notes are entitled at any time to bring a lawsuit for the payment of money due on their Unsecured Notes on or after the applicable due dates of their Unsecured Notes.

   Satisfaction and Discharge. The Indenture will be satisfied when all Unsecured Notes issued under the Indenture are paid or:

  . all outstanding Unsecured Notes are due or redeemable or will become due or redeemable within one year,

  . if outstanding Unsecured Notes are to be redeemed, arrangements for the giving of the notice of redemption of such Unsecured Notes by the Trustee have been established; and

  . we have deposited cash or U.S. government securities with the Trustee that are sufficient to pay or redeem all of the outstanding Unsecured Notes when they become due or are to be redeemed.

We must also have paid all other amounts due under the Indenture and delivered to the Trustee an officers' certificate and opinion of counsel to the effect that all conditions precedent to the satisfaction and discharge have been satisfied.

   If provided for in a prospectus supplement with respect to any series of Unsecured Notes, we may be released or discharged from all or a portion of our obligations with respect to such Unsecured Notes under certain circumstances. Currently, we can obtain a limited release from our obligation to comply with certain restrictive covenants by irrevocably depositing with the Trustee cash or U.S. government securities that, based on actuarial assumptions, will be adequate to satisfy, as and when they become due, the payments due on the series of Unsecured Notes. If the federal income tax law changes or is interpreted by the IRS in a way that would permit a full discharge of our obligations under the Indenture with respect to a series of Unsecured Notes without causing a change in the federal income tax treatment to the holders of such series of Unsecured Notes, we would be able to obtain a complete discharge by making such a deposit. To obtain either type of release or discharge, we cannot be in default under the Indenture and the release or discharge cannot cause certain specified adverse results. We would need to provide the Trustee with an officers' certificate and legal opinion that all conditions precedent to the release or discharge have been satisfied in order to obtain the release or discharge.

   Trustee under the Indenture. In the normal course of our business, we utilize banking services offered by the Trustee under the Indenture, The Bank of New York, Corporate Trust Office, 101 Barclay Street, Floor 21 West, New York, New York 10286. Among such services may be the making of short term loans. As of the date of this prospectus, the Trustee under the Indenture is providing or participating in our existing lines of credit and is the trustee with respect to certain of our other outstanding bonds.

                                LEGAL OPINIONS

   The validity of the Securities will be passed upon for us by Nixon Peabody LLP, Clinton Square, Rochester, New York 14604 and for any underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to our combined Annual Report on Form 10-K with RGS for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             PLAN OF DISTRIBUTION

   We may sell debt securities:

  . to or through underwriting syndicates represented by managing underwriters;

  . through one or more underwriters without a syndicate for them to offer and sell to the public;

  . through dealers or agents; and

  . to investors directly in negotiated sales or in competitively bid transactions.

   Any underwriter or agent involved in the offer and sale of any series of the debt securities will be named in the applicable prospectus supplement.

   The prospectus supplement for each series of debt securities will describe:

  . the terms of the offering of the debt securities, including the name of any underwriters, dealers or agents;

  . the public offering or purchase price;

  . any discounts and commissions to be allowed or paid to the underwriters, dealers or agents and all other items constituting underwriting compensation; and

  . other specific terms of the particular debt securities.

   Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the debt securities being offered by that prospectus supplement.

   If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise described in the applicable prospectus supplement, underwriters to whom debt securities are sold by us for public offering and sale are obliged to purchase all of those particular debt securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

   Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

   Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.